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                             August 23, 2023

       Stephen Cranes
       Chief Executive Officer
       Tocca Life Holdings, Inc.
       2180 N. Park Ave. #200
       Winter Park, FL 32789

                                                        Re: Tocca Life
Holdings, Inc.
                                                            Offering Statement
on Form 1-A
                                                            Filed August 16,
2023
                                                            File No. 024-12316

       Dear Stephen Cranes:

                                                        This is to advise you
that we do not intend to review your offering statement.

               We will consider qualifying your offering statement at your request. In connection with your request, please confirm in writing that at least one state has advised you that it is prepared to qualify or register your offering. If a participant in your offering is required to clear its compensation arrangements with FINRA, please have FINRA advise us that it has no objections to the compensation arrangements prior to qualification.

               We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

                                                        Please contact Scott
Anderegg at 202-551-3342 with any questions.




                             Sincerely,


                             Division of Corporation Finance

                             Office of Trade & Services